CELSUS THERAPEUTICS PLC

Company number 05252842

Notice of Annual General Meeting

12 May 2014

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to what action you should take, you are recommended to seek your own financial advice from your stockbroker or other independent adviser authorized under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your shares in Celsus Therapeutics PLC, please forward this document, together with the accompanying documents, as soon as possible either to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

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Celsus Therapeutics Plc

(Company no. 5252842)

Registered in England

London Office

53 Davies Street

Mayfair

London W1K 5JH

Tel: +44 (0)207 152 6341

Fax: +44 (0) 207 152 6342

Email: info@celsustx.com

Registered Office Address

Thames House

Portsmouth Road

Esher

Surrey

KT10 9AD

Notice of 2014 annual general meeting of the company to be held on 19 June 2014

Dear Shareholder,

The Annual General Meeting of Celsus Therapeutics plc (the “Company” or “Celsus”) will be held on June 19, 2014, at 10:00 am BST, at our London office, 53 Davies Street, Mayfair, London ("Annual General Meeting”).

We are excited to update you on the corporate, financial and product development progress that the Company has made since our last Annual General Meeting. This year has been transitional for the Company with many notable achievements, including:

•	raising of significant capital to support clinical development;
•	gaining support from well-known fundamental institutional healthcare investors;
•	listing on the NASDAQ Capital Market under the ticker CLTX;
•	further enhancing the management team with the appointment of Dr. Pablo Jimenez (formerly a Medical Affairs Head at Novartis involved with the development of ELIDEL, a topical non-steroidal anti-inflammatory cream) as Chief Medical Officer;
•	adding experienced Board members with extensive industry experience, such as Robert Doman, Frederic Price, and Allan Shaw;
•	establishing a dermatology Scientific Advisory Board (SAB) whose members include: Dr. Jonathan Wilkin, founder (retired) of the dermatology division of the FDA, Dr. Amy Paller, Dr. Lawrence F. Eichenfield, Professor Carle Paul and Dr. Emma Guttman, each of whom are world renowned dermatologists and scientists; and
•	conducting a successful pre-IND meeting with the U.S. Food and Drug Administration (FDA) for MRX-6.

Celsus is a biopharmaceutical emerging growth company focused on the development of non-steroidal, synthetic multi-functional anti-inflammatory drugs. Celsus has developed a class of synthetic drugs termed Multi-Functional Anti-Inflammatory Drugs, representing a new therapeutic class and platform for the treatment of a wide range of inflammatory diseases. The Company’s business strategy is to expand and build a biopharmaceutical business to focus on addressing the current need for safe and potent alternatives to steroids. The Company’s lead product candidate is MRX-6, a topical cream for treating atopic dermatitis (also known as eczema). A Phase II trial of MRX-6 will be carried out in Israel and Argentina with data expected in the fourth quarter of 2014. Additionally, the Company expects to initiate a Phase II clinical trial of MRX-6 in the US in atopic dermatitis in the first half of 2015.

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Our management team and Board are prepared to continue to implement our strategy and create shareholder value. We are pleased to share with you our results to date and look forward to another pivotal year for the Company. For more detailed information on the Company, please see our Annual Report on Form 20-F filed with the SEC and other SEC filings at our web site www.celsustx.com.

Please note that the Company sends and/or supplies documents and information to you as a member of the Company via http://www.celsustx.com ( (“Website”). The Form 20-F, IFRS UK, and option plan are available on the Website (http://www.celsustx.com/corporate_governance.html document password “AGM2014”). The Company reserves the right, in circumstances which it deems necessary, to send documents or information to shareholders in hard copy rather than by email or by publication on the Website.

We look forward to seeing you at the meeting and providing you with an update on the Company. If you will not be able to attend the meeting, you are requested to complete and return the proxy form in accordance with the instructions printed on it, as soon as possible, but in any event so as to be received, at least 48 hours before the time fixed for the meeting. Completing the proxy form will not preclude you from attending the meeting and voting in person should you decide to do so.

Re-appointments and new Board Members:

As set out in the attached Notice of Annual General Meeting, the Board is proposing the re-appointment of Mr. Robert Doman and Mr. Allan Shaw as Class A directors. Both Mr. Doman and Mr. Shaw have worked diligently in providing direction and experience to the Board and Celsus over the past year and the Board of Directors’ recommend that you vote in favor of these re-appointments of Class A Directors.

Furthermore, we are pleased to announce that the Board has resolved to appoint Dr. Gur Roshwalb, our CEO, as a new Class A Director. The Board recommends that you vote in favor of his appointment.

Further information about our Directors is set forth in the attached document.

Finally, we would like to thank Professor Saul Yedgar and Mr. Fredric Price for their service to the Board over the last year.

Research and Development Committee of the Board:

The Board has also created a Research and Development Committee, the purpose of which is to leverage the vast clinical and commercial experience of our Board members to guide the strategic direction of the Company. The committee will be chaired by Mr. Robert Doman, and its members will include Dr. David Sidransky, Dr. Johnson Lau and our CEO, Dr. Gur Roshwalb.

2014 Equity Incentive Plan (ESOP)

In order to retain qualified individuals, the Board previously established the 2007 Employees Stock Option Plan ("2007 Stock Option Plan"). The 2007 Stock Option Plan was approved by the Board of Directors of the Company on August 28, 2007, subsequently amended on April 26, 2012 and June 20, 2013. The Company currently has issued Options representing 2,831,690 Ordinary Shares under the 2007 Stock Option Plan and the plan and each of its amendments can be viewed on the website.

In acknowledgement of the Company’s status as a NASDAQ Capital Market listed company, and in order to comply with new laws put in place since 2007, the Board deems it adviseable to introduce a new equity incentive plan, to be called the 2014 Equity Incentive Plan (the “2014 Plan”) to enable the Company to continue to attract and retain professional personnel for the purposes of executing its clinical development plan. It is proposed that the 2014 Plan will have an increased number of shares available under it, providing the authority for the issuance of rights for 2,000,000 Ordinary Shares that have been allocated to the plan plus the rollover of 3,865,000 shares currently authorized under the Company’s 2007 Stock Option Plan under which options have not been issued. In addition, 2,831,690 Ordinary Shares representing options currently outstanding under the 2007 Stock Option Plan may be issued under the 2014 Plan if such options are cancelled or expire unexercised. Accordingly, the total number of Ordinary Shares that may ultimately be issued under rights granted under the 2014 Plan, including previous grants under the 2007 Stock Option Plan, shall not exceed 5,865,000 Ordinary Shares. The Board recommends that the Company’s shareholders approve the Plan by voting in favor of the 2014 Plan. This will represent an increase in the pool from the current 6.1 percent to 8.9 percent on a fully diluted ordinary share basis.

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Development Plan

The Company’s lead clinical candidate product is MRX-6, a topical cream for treating atopic dermatitis (also known as eczema) which is currently in Phase II development. Given the common biochemical mechanism of inflammatory diseases, over time we plan to expand the application of our technology and product candidates to address other forms of inflammatory diseases including, potentially, ophthalmology, cystic fibrosis, osteoarthritis and other inflammatory conditions.

In May 2013, Celsus announced positive results from a double-blind, vehicle controlled trial of MRX-6 in the treatment of contact dermatitis of the hand, which demonstrated a 56% improvement in symptoms (dryness, scaling, redness, pruritus and fissures) from baseline in the MRX-6 treated hand/forearm, compared to a 24% improvement for vehicle (‘placebo’) treated hand/forearm (p < 0.0001). Clinically significant benefit, defined as a ≥ 50 percent reduction in symptoms from baseline in the MRX-6 treated hand/forearm was seen in 67% of patients.

We anticipate initiating a Phase II clinical trial of MRX-6 in pediatric atopic dermatitis in Israel and Argentina, with results expected in the fourth quarter of 2014. We intend to begin a full clinical program to develop MRX-6 in atopic dermatitis and other inflammatory skin conditions in the US in the first half of 2015. Based on current projections, we expect to complete the manufacturing, synthesis, toxicity, and other preclinical studies required to file a US IND in the fourth quarter of 2014. We also expect to begin pre-clinical work on our ophthalmology and cystic fibrosis programs during the second half of 2014 and potentially begin clinical trials in late 2015 or early 2016.

This additional work would include, but is not limited to, advancing lead compounds, pre-clinical toxicity studies, formulation and manufacturing. Finally, we may also explore the potential of our compounds in other inflammatory conditions with preclinical and early manufacturing work taking place in late 2014 and 2015. Potential licensing transactions are an avenue we continue to pursue in parallel with our clinical development programs.

Appointment of Scientific Advisory Board

Based on our focus on clinical development in dermatology, we have appointed a new dermatology Scientific Advisory Board (“SAB”). As announced on April 7, 2014 the SAB members include:

Dr. Jonathan Wilkin: Dr. Wilkin remains active in regulatory matters after more than 12 years of FDA service which included membership on the FDA’s Dermatology Drugs Advisory Committee. Before going to the FDA, he was Director of Dermatology at the Ohio State University and Professor of Pharmacology and Medicine. He has authored more than 130 publications in dermatology and clinical pharmacology. Dr. Wilkin received his BA and MS in zoology from Ohio State University in Columbus, followed by his medical degree from the Ohio State University College of Medicine. After a year of residency in obstetrics and gynecology at the University of Louisville School of Medicine in Kentucky, he completed a residency in dermatology at the University of Tennessee Health Science in Memphis, where he was Chief Resident. Dr. Wilkin has served as chairman of the medical advisory Board for the National Rosacea Society from 1998 to 2012 as well as having chaired their Expert Committees on the Classification and Staging System for Rosacea. He also serves on the American Academy of Dermatology’s (AAD) Ad Hoc Task Force on the Academy’s Efforts with FDA and on their Environment and Drugs Committee. Dr. Wilkin has been active in the American Society for Clinical Pharmacology and Therapeutics, having chaired the Dermatologic and Allergic Diseases Section and the Constitution and By-laws Committee for several years, as well as serving in other capacities. Dr. Wilkin is a fellow of the AAD, a member of the American Dermatological Association and board certified by both the American Board of Dermatology and the American Board of Clinical Pharmacology.

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Dr. Amy Paller: Dr. Paller is the Walter J. Hamlin Chair and Professor of Dermatology, Professor of Pediatrics, and Principal Investigator of the NIH-funded Skin Disease Research Center at Northwestern University’s Feinberg School of Medicine. She received her undergraduate and graduate degrees from Brown University and her medical degree from Stanford University. Dr. Paller completed residency training in Pediatrics and Dermatology at Northwestern University and her postdoctoral research fellowship at University of North Carolina. She served on the board of directors of the American Academy of Dermatology and the American Dermatological Association, and on both the Board of Directors and as President of the Society for Pediatric Dermatology, Society for Investigative Dermatology and the Women's Dermatologic Society. An author of more than 350 original publications, Dr. Paller is an NIH-funded investigator who conducts both laboratory-based and often landmark clinical investigations, particularly related to inflammatory skin disease and genetic skin disorders.

Dr. Carle Paul: Dr. Paul is Professor and Chairman of the Department of Dermatology at Paul Sabatier University, Toulouse, France. The department is the Dermatology reference center for the three million people of the Midi-Pyrenees region and includes inpatient, day-care center and outpatient clinics, a clinical research center (phase I to IV) and teaching facilities. He completed his dermatology training in 1988-1994 in Paris, including a one-year research scholarship in the immunology laboratory of JF Bach at Paris Descartes University and INSERM U25 working on apoptosis induction and mechanism of toxic epidermal necrolysis. Professor Paul holds a master’s degree in Fundamental Immunology and a PhD in Pharmacology. He was a board member of the European Academy of Dermatology and Venereology (2007-2012) (EADV) and is currently Secretary General of the EADV (2012-2016). He was appointed Junior Lecturer in Dermatology and Director of the Clinical Pharmacology Unit in 1994–1997 at Saint Louis Hospital and Paris VII University. In 1998–2005, he worked in pharmaceutical research in Basel, Switzerland, while maintaining part-time clinical appointment at the Department of Dermatology, Mulhouse, France. Professor Paul has authored more than 200 peer reviewed publications. His areas of research interest are inflammatory skin diseases, mainly atopic dermatitis and psoriasis, pharmacology and clinical drug development.

Dr. Lawrence F. Eichenfield: Dr. Eichenfield is Chief of Pediatric and Adolescent Dermatology at Rady Children's Hospital-San Diego, and Professor of Pediatrics and Medicine (Dermatology) at the University of California, San Diego (UCSD) School of Medicine. He earned his medical degree from Mount Sinai School of Medicine in New York, was a pediatric resident and chief resident at Children's Hospital of Philadelphia, and completed dermatology training at the Hospital of the University of Pennsylvania. He has been board certified in pediatrics, dermatology and pediatric dermatology. He is Editor-in-Chief of Pediatric Dermatology and serves on the editorial boards of multiple journals and periodicals. Dr. Eichenfield has published more than 250 journal articles, chapters and abstracts, and books, and is senior editor of Neonatal & Infant Dermatology, published by Elsevier, and The Eczemas published by Summit Communications. He is Director of Rady Children’s Hospital Eczema & Inflammatory Disease Center and the Vascular Lesion & Birthmark Center. He is past president of the Society for Pediatric Dermatology, has served on the board of the American Academy of Dermatology (AAD), and served as Chair for the 69th Annual Meeting of the AAD. Dr. Eichenfield is a founding board member and President of the American Acne & Rosacea Society, and is Co-Chair of the Pediatric Dermatology Research Alliance (PeDRA), a collaborative research network.

Dr. Emma Guttman-Yassky: Dr. Guttman earned her medical degree from the Sackler School of Medicine at the Tel-Aviv University, and a PhD degree from the Bar-Ilan University, Ramat-Gan, Israel. Dr. Guttman completed her first dermatology residency at the Dermatology Department at the Rambam Medical Center/Technion Institute in Haifa. After obtaining her Israeli board certification in dermatology, Dr. Guttman moved to the U.S. to pursue a two-year postdoctoral fellowship as a clinical scholar at The Rockefeller University in the Laboratory for Investigative Dermatology. Upon completion of her fellowship, she became board-certified by the American board of dermatology after obtaining her second dermatology residency training at the Weill-Cornell Medical College, in New York. Dr. Guttman’s major clinical focus is atopic dermatitis/eczema and contact/occupational dermatitis. She is the 2011 recipient of the prestigious Young Investigator Award from the American Academy of Dermatology (AAD), the 2011 recipient of the Dermatology Foundation’s Physician-Scientist Career Development Award, and the 2004 recipient of the Everett C. Fox Award for best clinical research at the Residents & Fellows Symposium of the AAD.

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Recommendation

The Directors of the Company believe that all the proposals to be considered at the Annual General Meeting are in the best interests of the Company and are most likely to promote the success of the Company for the benefit of its members as a whole.

The Directors unanimously recommend that you vote in favour of all the proposed resolutions as they intend to do, where appropriate, in respect of their own beneficial holdings.

We look forward to updating you as we make further progress in the year ahead.

We will keep you informed of developments and further updates. If you have any questions, please contact either Gur Roshwalb, our Chief Executive Officer, or Dov Elefant, our Chief Financial Officer by email to info@celsustx.com.

Yours sincerely,

Mark S. Cohen	Gur Roshwalb
Executive Chairman of the Board	Chief Executive Officer

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CELSUS THERAPEUTICS PLC

(company number 05252842) (Company)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the 2014 Annual General Meeting of the Company will be held at 53 Davies street, Mayfair London on Thursday, June 19, 2014 at 10:00 a.m. (Local Time, BST in UK), to consider and, if deemed fit, to approve the following resolutions each of which will be proposed as ordinary resolutions:

Ordinary Resolutions

1.	To receive the accounts of the Company for the year ended 31 December 2013 together with the report of the auditors of the Company. The financial statements are presented and prepared in accordance with US Generally Acceptable Accounting Principles and the financial statements are presented and prepared in accordance with International Financial Regulatory Standards (IFRS) for UK filing.

2.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as auditors of the Company, and to authorize the Audit Committee of the Company to determine and recommend to the Board of Directors the auditors’ remuneration.

3.	To re-appoint Robert (Bob) Doman as a director of the Company, as a Class A Director as stated in Article 19.2.1 of the Articles of Association of the Company.

4.	To re-appoint Allan Shaw as a director of the Company, as a Class A Director as stated in Article 19.2.1 of the Articles of Association of the Company.

5.	To elect Gur Roshwalb as a director of the Company, as a Class A Director as stated in Article 19.2.1 of the Articles of Association of the Company.

6.	That the shareholders approve the 2014 Equity Incentive Plan as proposed by the Board of Directors of the Company and the Directors be generally and unconditionally authorised to issue options, share grants, or share based awards in accordance with the terms of the plan (“Rights”), such authority to be limited to the grant of Rights for the issue of up to 5,865,000 Ordinary Shares in the Company provided that this authority shall, unless renewed, varied or revoked by the Company, expire five years from the date of this resolution save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted, or Rights to be granted, and the Directors may allot shares or grant Rights in pursuance of such offer or agreement notwithstanding that the authority conferred by this resolution has expired.

7.	That:

7.1	in accordance with article 37 of the Articles of Association, the directors are generally and unconditionally authorized, at their discretion, to capitalize funds available in the share premium account to allot fully paid shares, provided that this authority shall, unless renewed, varied or revoked by the Company in general meeting, expire on either 19 June 2019 or five years from the passing of this resolution whichever is earlier, provided that such allotment would not result in the net assets of the Company being less than the aggregate called up share capital and its undistributable reserves in accordance with the provisions of article 37.3; and

7.2	utilizing the share premium account will only be to satisfy the issue of shares to those qualifying members whose subscription agreements with the Company confirmed that in the event that new issues of shares at a lower price resulted in the qualifying members being disadvantaged; and

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7.3	the issue of shares to qualifying members would be during the specified periods set out in each subscription agreement.

Please review the explanatory notes to the resolutions for further information on the resolutions to be proposed at the meeting.

BY ORDER OF THE BOARD

Date:
___________________________ For and on behalf of SLC Corporate Services Limited Company Secretary
Registered Office: Thames House Portsmouth Road Esher , Surrey , KT10 9AD

Notes:

1.	A member entitled to attend and vote at the meeting is entitled to appoint more than one proxy, to exercise all or any of his rights to attend, speak and vote in his place on a show of hands or on a poll provided that each proxy is appointed to a different share or shares. Such proxy need not be a member of the Company.

2.	Only members of whom are on the register of members by June 17th, 2014, at 10:00 am BST, shall be able to send their form of proxy. To be valid, the completed and signed form of proxy must be returned to SLC Registrars, Thames House, Portsmouth Road, Esher, Surrey, KT10 9AD not less than 48 hours before the time fixed for the meeting. Lodging a form of proxy does not preclude a member from attending and voting at the meeting, to assist holder of ADRS Depositories.

3.	If your shares are represented by American Depositary Shares and held on deposit by Deutsche Bank Trust Company Americas, as depositary, or if your shares are held of record by a broker, bank or other nominee and you wish to have your votes cast at the meeting, you must obtain, complete and timely return a proxy card issued in your name from that intermediary in accordance with any instructions provided therewith.

4.	Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001 (as amended), the Company specifies that entitlement to attend and vote at the AGM, and the number of votes which may be cast at the AGM, will be determined by reference to the Company’s register of members at 6.00 p.m. (London time) on 17 June 2014 or, if the AGM is adjourned, at close of business on the date which is two days before the day of the adjourned AGM (as the case may be). In each case, changes to the register of members after such time will be disregarded.

TO ENSURE THAT YOUR VOTES ARE COUNTED AT MEETING, THE BOARD OF DIRECTORS SUGGEST THAT YOU RETURN A PROXY CARD WHETHER OR NOT YOU INTEND TO ATTEND THE ANNUAL GENERAL MEETING. EVEN IF YOU HAVE VOTED BY PROXY, YOU MAY VOTE IN PERSON IF YOU ATTEND THE MEETING.

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PROXY STATEMENT AND EXPLANATORY NOTES TO THE RESOLUTIONS TO BE PROPOSED AT THE 2014 ANNUAL GENERAL MEETING OF THE COMPANY TO BE HELD ON 19 JUNE 2014

Explanatory Notes to the Notice:

These notes are provided in connection with the 2014 Annual General Meeting of the Company to be held at 53 Davies street, Mayfair, London on Thursday, 19th June 2014 at 10:00 a.m. (Local Time, BST in UK) for the purposes of considering and, if thought fit, passing the resolutions specified in this notice.

Voting Rights, quorum and issued shares

The Company is registered in England and therefore subject to the Companies Act 2006, which, together with the Articles of Association of the Company, governs the procedures for voting at Annual General Meetings. There are a number of differences between English and U.S. law in relation to voting. At the Annual General Meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded. A poll may be demanded by (a) the chairman, (b) not fewer than five members present in person or by proxy that are entitled to vote at the meeting, (c) by a member or members representing not less than one tenth of the total voting rights of all the members having the right to vote at the meeting, or (d) by a member or members holding shares of the Company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all of the shares conferring that right. On a poll vote each shareholder has one vote for each ordinary share held.

The presence, in person or by proxy, of at least two shareholders entitled to vote will constitute a quorum for the transaction of business at the Annual General Meeting. At any adjournment of the Annual General Meeting, if a quorum is not present within fifteen minutes from the time appointed for the start of the meeting, one person entitled to vote shall constitute a quorum.

As at the date of this notice, approximately 55,561,283 ordinary shares of £0.01 (one penny) each in the capital of the Company (“Ordinary Shares”) have been issued, of which approximately 44,094,746 are held in the name of State Street Nominees Ltd. (the “Depositary”), which issues Company-sponsored American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) each of which represent 10 Ordinary Shares.

Ordinary Resolutions

Proposed Resolution 1: Statutory Accounts

As a public limited company, it is a requirement under UK company law that the Board of Directors lay the Company’s audited statutory accounts, comprising the annual report and the accounts of the Company, before the shareholders at a general meeting (“Statutory Accounts”). The Statutory Accounts have been prepared in accordance with the International Financial Reporting Standards. The Statutory Accounts will be made available for download on the Company’s website (http://www.celsustx.com) as soon as they are complete, and in any event, no later than 21 days prior to the Annual General Meeting. In addition, hard copies of the Statutory Accounts may be obtained, once they are complete, by contacting the Company’s investor relations department at Celsus Therapeutics plc at info@celsustx.com. Shareholders present at the Annual General Meeting will have the opportunity to ask questions relating to the Statutory Accounts.

Proposed Resolution 2: Approval of independent registered public accounting firm

The auditors of the Company must be re-appointed at each general meeting at which Statutory Accounts are presented. The Company’s Audit Committee has selected Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as its choice for re-appointment as the Company’s independent registered public accounting firm for the financial year ending 31 December 2014, and has directed that the Board of Directors propose the re-appointment for approval at the Annual General Meeting. The Audit Committee reviews and pre-approves all audit and non-audit services performed by its independent registered public accounting firm, as well as the fees charged for such services. All fees incurred during the 2013 financial year for services rendered to the Company by Kost Forer Gabbay & Kasierer were approved in accordance with these policies. In its review of non-audit service fees, the Audit Committee considers, among other things, the possible impact of the performance of such services on the auditor’s independence. The Audit Committee has determined that the non-audit services performed by Kost Forer Gabbay & Kasierer in the financial year ending 31 December 2014 were compatible with maintaining the auditor’s independence. Representatives of Kost Forer Gabbay & Kasierer are expected to be available telephonically at the Annual General Meeting and will have the opportunity to make a statement, if they desire to do so, and to be available to respond to appropriate shareholder questions.

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Proposed Resolutions 3-5: Election of directors

Under the Company’s Articles of Association, there are 3 classes of Board member (A, B and C) with each class having a specific office term. Robert (Bob) Doman and Allan Shaw are to be re-appointed as Class A directors, for a one year term, and Gur Roshwalb is to be elected as a new Board member (as a Class A Director). The term of the current Class B directors, Amos Eiran and Dr. Johnson Lau, will not expire until the 2015 annual general meeting, and the term of the current Class C directors, Mark Cohen and David Sidransky, will not expire until the 2016 annual general meeting.

Fredric Price will not stand for re-election at the Annual General Meeting. Gur Roshwalb, the Company’s Chief Executive Officer, will replace Mr. Price as a Class A Director and will stand for election at the Annual General Meeting.

As described below, the Board, upon the recommendation of the Nominating and Governance Committee, has nominated Robert F. Doman and Allan Shaw for re-election and Gur Roshwalb for election at the Annual General Meeting. Each of the nominees has indicated his willingness to serve if elected. Should any of the nominees become unavailable for election at the Annual General Meeting, the resolutions will not be proposed.

Nomination of directors

The Nominating and Corporate Governance Committee, which acts as the Company’s nominating committee, reviews and recommends to the Board potential nominees for election to the Board. In reviewing potential nominees, the Nominating and Corporate Governance Committee considers the qualifications of each potential nominee in light of the Board’s existing and desired mix of experience and expertise. In addition to these qualifications, the Nominating and Corporate Governance Committee recommends that the Board select persons for nomination to help ensure that (i) a majority of the Board shall be independent (in accordance with NASDAQ rules); (ii) each of the Company’s Audit, Compensation and Nominating and Corporate Governance Committees shall be comprised of independent directors (subject to any applicable exceptions for foreign private issuers); and (iii) at least one member of the Audit Committee shall qualify as an audit committee financial expert (as defined by SEC rules). In addition, the Nominating and Corporate Governance Committee considers whether the nominee has direct experience in the pharmaceutical, biotechnology or healthcare industries.

After reviewing the qualifications of potential Board candidates, the Nominating and Corporate Governance Committee presents its recommendations to the Board, which selects the final director nominees. Upon the recommendation of the Nominating and Corporate Governance Committee, Robert F. Doman and Allan Shaw have been nominated for re-election, and Gur Roshwalb for election, as directors.

Nominees and Incumbent directors

The following table sets forth the following information for these nominees and the Company’s continuing directors, including: (i) the year each was first elected as a director of the Company, (ii) their respective ages, and (iii) the positions currently held with the Company:

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Name	Age	Director Class and Position
Director Nominees Gur Roshwalb (2014)	45	Class A Director --- Chief Executive Officer
Robert F. Doman (2013)	64	Class A Director — Compensation Committee
Allan Shaw (2013)	50	Class A Director — Audit Committee (Chairman)

Continuing Directors
Mark S. Cohen (2004)	47	Class C Director — Executive Chairman of the Board; Nominating and Corporate Governance Committee.
David Sidransky, M.D.(2007)	53	Class C Director — Compensation Committee (Chairman); Nominating and Corporate Governance Committee
Dr. Johnson Yiu-Nam Lau, M.B., B.S., M.D., F.R.C.P. (2007)	53	Class B Director — Audit Committee
Amos Eiran (2012)	77	Class B Director — Audit Committee

Directors Nominated for Election

The following persons have been nominated by the Board to be elected as directors at the 2014 Annual General Meeting:

Gur Roshwalb, age 45, has served as the Company’s Chief Executive Officer since March 4, 2013. Prior to joining the Company, from April 2008 to February 2012, Dr. Roshwalb was employed by Venrock, a leading venture capital firm, where he most recently served as a Vice President investing in both private and public healthcare companies. At Venrock, Dr. Roshwalb was involved in the valuation, diligence and deal structuring of numerous pharmaceutical and biotechnology companies. Prior to Venrock, Dr. Roshwalb was a senior equity analyst at Piper Jaffray from June 2004 to March 2008 where he published research on specialty pharmaceutical companies. Dr. Roshwalb was in private practice in New York and board Certified in Internal Medicine before joining the investment community. He received an MBA from the NYU Stern School of Business, and an MD from the Albert Einstein College of Medicine.

Robert F. Doman, age 64, has served as a member of the Company’s Board since June 20, 2013. Mr. Doman is a seasoned pharmaceutical and medical device executive with over 30 years of extensive international and domestic experience in general management, business development, building sales and marketing capabilities, new product development and strategic planning. Most recently Bob served as President and Chief Executive Officer of DUSA Pharmaceuticals, Inc., a publicly traded specialty pharmaceutical and medical device company focused in the field of dermatology. He joined DUSA in 2005 as President and Chief Operating Officer and was promoted to President and Chief Executive Officer in June 2007. DUSA was acquired by Sun Pharma in December of 2012. Prior to joining DUSA Pharmaceuticals, Bob served as President of Leach Technology Group, the medical electronic device, design, product development and contract manufacturing services division of privately held Leach Holding Corporation. From 1999 to 2000, Bob served as President, Device Product Development of West Pharmaceutical Services, a manufacturer of systems and device components for parentally administered medicines and drugs. From 1991 to 1999, Bob worked for the Convatec division of Bristol-Myers Squibb in positions that included: Vice President, Worldwide Marketing and Business Development; Vice President and General Manager, U.S. Wound and Skin Care; and Vice President, U.S. Operations. Earlier in his career, Bob held sales, marketing and business development roles of increasing responsibilities for Critikon, Inc., a Johnson and Johnson company. While serving as Business Director for Vascular Access he licensed and launched the first intravenous catheter with needle-stick protection, which is the industry standard today. Bob currently serves as a member of the Board of Directors of Echo Therapeutics, Inc. (NASDAQ: ECTE). He received a bachelor’s degree from Saint Joseph’s University where he has served as a member of the Development Committee and the Haub School of Business Advisory board.

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Allan L. Shaw, age 50, has served as a member of the Company’s Board of Directors since October 2, 2013. Mr. Shaw currently leads Alvarez & Marsal's biopharmaceutical consulting practice and served as a member of the Board of Directors for the Central New York Biotech Accelerator (formerly Central New York — Biotech Research Center). Previously, he worked as Chief Financial Officer and executive management board member of Serono International S.A., a global biotechnology company and the largest in Europe. He was also the founder and Senior Managing Director of Shaw Strategic Capital LLC, an international financial advisory firm, focused on providing strategic financial counsel on a wide variety of issues such as general corporate finance, mergers and acquisitions, capital structuring, licensing and capital markets. His clients included a biopharmaceutical licensing/developmental group and an international investment bank, for which he served as a strategic adviser. Mr. Shaw has served as a board member and Chief Financial Officer for NewLead Holdings LTD (NEWL), as well as an independent board member of Navios Maritime Holdings Inc., serving as Chairman for Navios' Audit (designated financial expert) and Compensation Committees. He has contributed to several corporate governance books and is a member of the American Institute of Certified Public Accountants, New York Society of Certified Public Accountants and Corporate Directors Group. Mr. Shaw graduated with a bachelor of science degree from the State University of New York (Oswego College), and is a certified public accountant in the State of New York.

Directors Continuing in Office

Mark S. Cohen, age 47, has served as the Chairman of the Company’s Board of Directors since December 21, 2004. Currently, he is a senior partner and the chair of the life sciences group at the law firm Pearl Cohen Zedek Latzer, LLP, which he joined in 1999. Mr. Cohen holds a B.A. in biochemistry from Rutgers University, an M.S. in biology from New York University and a J.D. from University of Baltimore School of Law. He is admitted to practice law in New York, and New Jersey, and he is a registered patent attorney in the United States.

David Sidransky, M.D., age 53, has served as a director of the Company’s Board of Directors since May 2, 2007. Currently, Dr. Sidransky serves as a professor of oncology at the Johns Hopkins University in Baltimore, and has held this position since 1996. He served as Vice Chairman of the Board of Directors of Imclone until the sale of the company to Eli Lily. He also serves as a member of the Board of Directors of K–V Pharmaceutical Company (NYSE: KV-A), Tamir Biotechnology, Inc. (ACLE.PK), Rosetta Genomics (NASDAQ: ROSG) and Champions Oncology, Inc. (OTCBB: CSBR). Dr. Sidransky holds a B.S. in chemistry from Brandeis University and an M.D., specializing in oncology, from Baylor College of Medicine.

Johnson Yiu Nam Lau, M.B., B.S., M.D., F.R.C.P., age 53, has served as a member of the Company’s Board of Directors since May 2, 2007. Currently, he serves as the chairman and CEO of Kinex Pharmaceuticals LLC, a drug discovery and development biotech company, which he joined in 2003. He also serves as a member of the Board of Directors and Chairman of each of the Audit and Risk Management and Nominating and Corporate Governance Committees of Chelsea Therapeutics International, Ltd. (NASDAQ: CHTP). Dr. Lau holds an M.B., B.S. and M.D. from the University of Hong Kong and an M.R.C.P. and an F.R.C.P. from the Royal College of Physicians.

Amos Eiran, age 77, has served as a member of the Company’s Board of Directors since June 28, 2012. From November 1972 to June 1975 and from June 1977 to June 1988, he served as the CEO and Chairman of Mivtahim, Israel’s largest pension fund. From June 1974 to May 1988, Mr. Eiran served as a director of Bank HaPoalim and from August 1993 to August 1997, served as director of Bank HaMizrahi, from March 1993 to August 1997, as chairman of BioLight Israeli Life Sciences Investments Ltd from March 2007 to May 2011. From May 1988 to August 1990, he served as the President of the University of Haifa. Since January 2000, he has been serving on the Board of Directors of Clal-Bituah and Delek Explorations. From June 1975 to June 1977, Mr. Eiran served as Director General of the Prime Minister’s Office, during the term of Prime Minister Itzhak Rabin. Mr. Eiran holds a B.A. from American University (Washington DC) in humanities and M.A. in history from Tel Aviv University, and a diploma in institutional investments from Wharton School of Business.

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Proposed Resolution 6: 2014 Equity Incentive Plan

The Company’s Board of Directors has approved the adoption of the Celsus Therapeutics PLC 2014 Equity Incentive Plan, subject to receiving shareholder approval at the Annual General Meeting. By its terms, the Plan may be amended by the shareholders, or may also be amended by the Board of Directors, under certain circumstances, provided that any amendment which the Board of Directors determines requires shareholder approval is subject to receiving such shareholder approval.

This Plan is being submitted to you for approval at the Annual General Meeting in order to ensure (i) favorable federal income tax treatment for grants of incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) continued eligibility to receive a federal income tax deduction for certain compensation paid under our Plan by complying with Rule 162(m) of the U.S. Internal Revenue Code.

The Company’s Board of Directors, the Compensation Committee and management all believe that the effective use of stock-based long-term incentive compensation is vital to the Company’s ability to achieve strong performance in the future. The Plan will maintain and enhance the key policies and practices adopted by management and the Board of Directors to align employee and shareholder interests. In addition, the future success of the Company depends, in large part, upon its ability to maintain a competitive position in attracting, retaining and motivating key personnel. The Board of Directors, the Compensation Committee and management believe that the Plan is essential to permit management to provide long-term, equity-based incentives to present and future key employees, consultants and directors.

The Plan is a broad based program under which all employees, directors and certain consultants of the Company, and its parents and subsidiaries may participate. The Plan provides for the grant of incentive stock options under the rules of the U.S. Internal Revenue Code (“ISOs”), non-qualified stock options, stock, with and without vesting restrictions (“Stock Grants”), and other types of equity based awards such as restricted stock unit awards and stock appreciation rights (“Stock-Based Awards”). The material terms of the Plan are as follows:

Reserved Shares under the Plan: The Plan will have an increased number of shares available under it, providing the authority for the issuance of rights for 2,000,000 Ordinary Shares that have been allocated to the plan plus the rollover of 3,865,000 shares currently authorized under the Company’s 2007 Stock Option Plan under which options have not been issued. In addition, 2,831,690 Ordinary Shares representing options currently outstanding under the 2007 Stock Option Plan may be issued under the 2014 Plan if such options are cancelled or expire unexercised. Accordingly, the total number of Ordinary Shares that may ultimately be issued under rights granted under the 2014 Plan, including previous grants under the 2007 Stock Option Plan, shall not exceed 5,865,000 Ordinary Shares. In addition, if an award issued under the Plan is terminated or results in any shares not being issued, the unissued or reacquired shares shall again be available for issuance under the Plan. However, any portion of an award tendered to the Company for the payment of the exercise price or to satisfy the grantee’s tax withholding obligation will be deemed to have been issued and will reduce the number of shares authorized under the Plan.

•	Administration: The Plan will be administered by the committee of the Board of Directors which has been delegated the authority (the “Administrator”). The Administrator has broad authority under the Plan and determines who is eligible for grants under the Plan and the terms and conditions of each grant provided that the grant complies with the terms of the Plan. The Administrator also has broad discretion to make amendments to outstanding awards, provided that if the amendment is adverse to the grantee, the grantee shall be required to approve the change. However, the Administrator may not reduce the exercise price or otherwise “reprice” or buy out stock options without the consent of the shareholders of the Company.

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•	Share Cap: No more than 1,000,000 shares may be issued to any employee in any calendar year. This allows the Company to have compensation realized upon the exercise of stock options be exempt from Section 162(m) of the U.S. Internal Revenue Code, so as not to limit a publicly held corporation’s deduction for compensation paid to its named executive officers above $1,000,000 per person, per calendar year.

•	Option Exercise Price: The exercise price per share must be at least fair market value of the underlying Ordinary Shares on the date of grant. For ISOs, if the optionee owns more than 10% of the total combined voting power of the Company, the exercise price per share must be at least equal to 110% of the fair market value per share of the underlying Ordinary Shares on the date of grant of the ISO.

•	Vesting; Exercise of Options: At the time an option is granted, the Administrator of the Plan shall establish a vesting period which may be based on time or the performance criteria set forth in the Plan. As the option vests, an optionee will be able to exercise the option with respect to the vested portion of the shares until such time as the option expires or terminates. An option may be exercised by giving written notice to the Company together with provision for payment of the exercise price for the number of shares as to which the option is being exercised. Payment of the exercise price shall be made: (i) by cash, (ii) at the discretion of the Administrator, by delivery of shares held for at least 6 months, (iii) at the discretion of the Administrator, by having the Company retain from the shares otherwise issuable a number of shares having a fair market value equal to the exercise price; (iv) at the discretion of the Administrator, through a cashless exercise program established with a securities brokerage firm, and approved by the Administrator, or (v) at the discretion of the Administrator by any other lawful consideration as the Administrator may determine.

•	Term of Options: The Plan provides that the term of an option is determined by the Administrator and may be determined on a grant by grant basis but may be not more than 10 years. However, if the optionee owns more than 10% of the total combined voting power of the Company, the term of an ISO must be no more than 5 years.

•	Early Termination of Options: The Plan provides the general rules, which may be overwritten by the Administrator in a specific option agreement, with respect to early termination upon the termination of employment or other relationship of the optionee with the Company, whether such termination is at the option of the Company, the optionee, or as a result of the death or disability of the optionee. For termination for any reason other than cause, death or disability, the optionee may exercise the vested portion of the option within three months from termination. If termination is as a result of death or disability the optionee (or his representative) has one year to exercise the vested portion of the option. An optionee who is fired for cause is required to forfeit his options immediately upon notification of his or her termination even if any portion of the option is vested. Cause is defined as follows:

(a) dishonesty with respect to the Company or any Affiliate, (b) insubordination, substantial malfeasance or non-feasance of duty, (c) unauthorized disclosure of confidential information, (d) breach by a participant of any provision of any employment, consulting, advisory, nondisclosure, non-competition or similar agreement between the participant and the Company or any Affiliate, and (e) conduct substantially prejudicial to the business of the Company or any Affiliate; provided, however, that any provision in an agreement between a Participant and the Company or an Affiliate, which contains a conflicting definition of Cause for termination and which is in effect at the time of such termination, shall supersede this definition with respect to that Participant.

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•	Terms of Stock Grants and Stock-Based Awards: The Administrator shall determine the terms of each Stock Grant and other Stock-Based Awards including the purchase price, if any, and forfeiture or repurchase provisions in the event of termination of employment or nonsatisfaction of other vesting conditions.

•	Tax Withholding: The Plan provides for the Company to withhold applicable taxes or other amounts required under law and that such withholdings may satisfied through the netting out of shares otherwise deliverable with respect to an award.

•	Adjustments: The Plan provides for the adjustment to the number of shares reserved under the Plan, the number of shares subject to each grant and the exercise price of a grant in the event of certain corporate transactions that change the capitalization of the Company.

•	Mergers and Acquisitions: Upon a merger or other reorganization event, the Board of Directors, may, in their sole discretion, take any one or more of the following actions as to some or all outstanding awards:

•	provide that all outstanding options shall be assumed or substituted by the successor corporation;

•	upon written notice to an optionee provide that the optionee’s unexercised options will terminate immediately prior to the consummation of such transaction unless exercised by the optionee;

•	in the event of a merger pursuant to which holders of the Company’s Ordinary Shares will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the optionee equal to the difference between the merger price times the number of Ordinary Shares subject to such outstanding options, and the aggregate exercise price of all such outstanding options, in exchange for the termination of such options; and/or

•	with respect to awards other than options provide that outstanding awards shall be assumed or substituted by the successor corporation or become realizable or deliverable into shares or cash.

•	Acceleration of Vesting Upon a Change of Control: The Plan does not provide for automatic acceleration of vesting upon a Change of Control but allows the Administrator the discretion to do so.

•	Termination and Amendment: The Plan may be amended or terminated by the Board of Directors or shareholders of the Company. Shareholder approval of Plan changes are only necessary as required under law (i.e., stock exchange and tax rules) or the Plan (repricing of stock options). Plan participant approval is required only if a change is adverse to the Plan participant.

•	Expiration: The Plan terminates 10 years from the earlier of date of approval by the Board or the shareholders.

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Proposed Resolution 7: Issuance of shares to qualifying members by capitalising the Company’s share premium account

The resolution authorizes the directors to allot shares by capitalising amounts held within the Company’s share premium account for the purposes of ensuring that qualifying members are not disadvantaged when new shares are issued at a lower price.

Recommendation from the Board of Directors

The Board of Directors recommends that shareholders vote in favor of each of the ordinary resolutions proposed at the Annual General Meeting of the Company.

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